Rice Acquisition Corp.

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

VIA EDGAR

August 10, 2021

Attention:	Wei Lu

Shannon Buskirk

Kevin Dougherty

Loan Lauren Nguyen

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Rice Acquisition Corp. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed July 29, 2021 File No. 001-39644

Ladies and Gentlemen:

Set forth below are the responses of Rice Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 9, 2021, with respect to the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-39644, filed with the Commission on July 29, 2021 (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text and, unless otherwise specified, all capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 2.

Proxy Statement filed July 29, 2021

Financial Statements, page F-1

1.	We note your responses to prior comment 6 of our letter dated July 26, 2021 and to prior comment 8 of our letter dated June 11, 2021 related to the determination of the predecessor and accounting acquirer. Tell us what consideration you have given to the presentation of the financial statements of the Combined Company, Aria and Archaea in your future periodic report to be filed on Form 10-K. In your response, please address the presentation format and identify the periods of financial statements for each entity expected to be presented in the Form 10-K.

RESPONSE:

The Company advises the Staff that, assuming that the Business Combinations are consummated as expected prior to December 31, 2021, the Combined Company would include the following in its consolidated audited financial statements in its Annual Report on Form 10-K filed with respect to the fiscal year ending December 31, 2021:

a)	consolidated balance sheet of the Combined Company as of December 31, 2021;

b)	consolidated balance sheet of Aria as predecessor as of December 31, 2020;

c)	consolidated statement of comprehensive income and cash flows of the Combined Company for the period beginning on the Closing Date and ending December 31, 2021;

d)	consolidated statements of comprehensive income and cash flows of Aria as predecessor for the period beginning January 1, 2021 and ending on the day before the Closing Date, for the year ended December 31, 2020, and for the year ended December 31, 2019;

e)	statements of stockholders’ equity and noncontrolling interests of the Combined Company for the period beginning on the Closing Date and ending December 31, 2021 and for the period beginning the day before the Closing Date and ending as of the Closing Date; and

f)	statement of consolidated statement of equity of Aria as predecessor for the period beginning January 1, 2019 to December 31, 2019, the period beginning January 1, 2020 to December 31, 2020, and the period beginning January 1, 2021 to the Closing Date.

As to presentation format, on the face of the consolidated balance sheet and statements of comprehensive income and cash flows, to distinguish between successor (Combined Company) and predecessor (Aria), a thick vertical line would separate successor and predecessor information.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673.

Sincerely,
RICE ACQUISITION CORP.
By:	/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Chief Accounting Officer

cc:	Daniel Joseph Rice, IV (Rice Acquisition Corp.)
Matthew	R. Pacey (Kirkland & Ellis LLP)
Lanchi	D. Huynh (Kirkland & Ellis LLP)

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